# VALUE ADD GROWTH REIT III, LLC

## AUTHORIZING RESOLUTION

### Class A Investor Shares

The undersigned, being the Manager of Value Add Growth REIT III, LLC, a Delaware limited liability company (the "Company"), hereby adopts the following as an "Authorizing Resolution" pursuant to section 3.2 of the Limited Liability Company Agreement dated March 16, 2022 (the "LLC Agreement"):

1. **Definitions**. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the LLC Agreement.

2. **Authorization of Class**. The Company shall have the authority to issue up to Seven Million Five Hundred Thousand (7,500,000) Investor Shares designated as "Class A Investor Shares," having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in this Authorizing Resolution.

3. **Distributions**.

   3.1. **Definitions**. The following definitions shall apply for purposes of this section 3:

   3.1.1. "Affiliated Person" means the Manager, the Developer, Alan Lewis, Craig Cecilio, and any person who would be treated as related to any of such persons under section 267(b) or section 707(b) of the Internal Revenue Code of 1986.

   3.1.2. "Allocated Capital" means, for any Holder, an amount equal to the Unreturned Investment of such Holder multiplied by a fraction, the numerator of which is the Net Value of the Property that was the subject of the Capital Transaction (or the sum of Net Values, if more than one Property was the subject of the Capital Transaction) and the denominator of which is the Net Asset Value.

   3.1.3. "Capital Contribution" means (i) for a Holder who acquired his, her, or its Class A Investor Shares directly from the Company, the amount paid for such Class A Investor Shares; and (ii) for a Holder who acquired his, her, or its Class A Investor Shares from another person, the amount paid by the person who originally purchased such Class A Investor Shares from the Company.

   3.1.4. "Capital Transaction" means any sale, refinancing, or other transaction involving one or more Properties that is customarily considered as capital.

   3.1.5. "Catchup Return" means, as of the date of any distribution, an amount that bears the same proportion to the aggregate Investor Preferred Return paid (not accrued) through such date as thirty-five (35) bears to sixty-five (65), *i.e.*, approximately 53.85%.

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3.1.6.     "Excess Distribution" means the aggregate amount of the distributions (not fees) received from the Company by an Affiliated Person, whether as the owner of Common Shares, Class A Investor Shares, or otherwise, in excess of the amount of such Affiliated Person's Capital Contribution.

3.1.7.     "Final Holder" means a person who is a Holder upon the dissolution and liquidation of the Company, other than an Affiliated Person.

3.1.8.     "Holder" means an Investor Member who owns Class A Investor Shares.

3.1.9.     "Investor IRR" means, for any Holder, the IRR calculated on the Capital Contribution of each Holder, measured from the last day of the quarter, based on the calendar year, in which such Holder was admitted to the Company and assuming that the value of the Class A Investor Shares owned by such Holder is equal to the Residual Amount. The Investor IRR of a Holder who did not acquire his, her, or its Class A Investor Shares directly from the Company shall (i) be measured from the date the original owner of such Class A Investor Shares acquired such Class A Investor Shares from the Company, and (ii) take into account all distributions made with respect to Class A Investor Shares, to all owners.

3.1.10.     "Investor Preferred Return" means a cumulative, non-compounded return of seven percent (7%) per year on the Unreturned Investment of a Contributing Member.

3.1.11.     "IRR" means internal rate of return calculated using the "XIRR" function in Microsoft Excel, taking into account all Capital Contributions and distributions.

3.1.12.     "Member Loans" has the meaning set forth in section 2.3.1 of the LLC Agreement.

3.1.13.     "Net Asset Value" has the meaning set forth in section 8.7 of the LLC Agreement.

3.1.14.     "Net Value" means, for any Property, the net value of such Property used to calculate Net Asset Value.

3.1.15.     "Net Capital Proceeds" means the proceeds from any Capital Transaction that are not reinvested minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, and (iv) other costs customarily taken into account in calculating net proceeds, and after establishing such reserves against future needs as the Manager shall determine.

3.1.16.     "Operating Cash Flow" means the cash flow from the operations of the Company taking into account all revenue and all expense (including but not limited to debt service and the fees and charges payable to the Manager and its affiliates), and after establishing such reserves against future needs as the Manager shall determine.

3.1.17.     "Property" means a property owned by the Company.

3.1.18.     "Residual Value" means, for each Holder, the amount such Holder would receive if all of the assets of the Company were sold in a Capital Transaction for the values used to calculate the Net Asset Value and the Net Capital Proceeds, as determined in the sole discretion of the Manager, along with any other cash or equivalents, distributed in accordance with this Authorizing Resolution.

3.1.19.   "Target IRR" means an Investor IRR of twelve percent (12%).

3.1.20.   "Unreturned Investment" means (i) for a Holder who acquired his, her, or its Class A Investor Shares directly from the Company, the Capital Contribution of such Holder reduced by the aggregate amount of any distributions received pursuant to section 3.3.3; and (ii) for a Holder who acquired his, her, or its Class A Investor Shares from another person, the Capital Contribution of such Holder reduced by the aggregate amount of any distributions received pursuant to section 3.3.3 by any previous owner of such Class A Investor Shares.

3.2.   **Distributions of Operating Cash Flow**. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Operating Cash Flow as follows:

3.2.1.   First, such Operating Cash Flow shall be used to repay any outstanding Member Loans.

3.2.2.   Second, any remaining Operating Cash Flow shall be distributed to the Holders until each Holder has received his, her, or its Investor Preferred Return for the current year and all prior years.

3.2.3.   Third, any remaining Operating Cash Flow shall be distributed to the holders of the Common Shares in an amount equal to the Catchup Return.

3.2.4.   Fourth, any remaining Operating Cash Flow shall be distributed:

(a)   Sixty five percent (65%) to the Holders; and

(b)   Thirty five percent (35%) to the holders of the Common Shares.

3.3.   **Distributions of Net Capital Proceeds**. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Net Capital Proceeds as follows:

3.3.1.   First, such Net Capital Proceeds shall be used to repay any outstanding Member Loans.

3.3.2.   Second, any remaining Net Capital Proceeds shall be distributed to the Holders until each Holder has received his, her, or its Investor Preferred Return for the current year and all prior years, provided that once a Holder has received his, her, or its Investor Preferred Return for the current year and all prior years.

3.3.3.   Third, any remaining Net Capital Proceeds shall be distributed to the holders of the Common Shares in an amount equal to the Catchup Return.

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3.3.4.    Fourth, any remaining Net Capital Proceeds shall be distributed to the Holders until each Holder has received a full return of his, her, or its Allocated Capital from the Capital Transaction.

3.3.5.    Fifth, until each Holder has achieved the Target IRR, any remaining Net Capital Proceeds shall be distributed thirty five percent (35%) to the holders of the Common Shares and sixty five percent (65%) to the Holders, provided that once a Holder has achieved the Target IRR, such Holder shall not receive any additional distribution pursuant to this paragraph.

3.3.6.    Sixth, any remaining Net Capital Proceeds shall be distributed:

(a)    Fifty percent (50%) to the Holders; and

(b)    Fifty percent (50%) to the holders of Common Shares.

3.4.    **Distributions Among Holders**. Unless otherwise indicated, any distributions to be made to the Holders as a group, or to the holders of Common Shares as a group, shall be made *pro rata* based on the number of Shares owned. However, the Manager may adjust the amount distributed to each Holder if the Class A Investor Shares owned by such Holder were not outstanding during the entire period to which the distribution relates.

3.5.    **Clawback**.

3.5.1.    **In General**. If, upon the liquidation and dissolution of the Company, any Final Holder has received an Investor IRR of less than seven percent (7%), then each Affiliated Person who has received an Excess Distribution shall re-contribute to the Company such Excess Distributions and such Excess Distributions shall be distributed to such Final Holders until each Final Holder has received an Investor IRR of seven percent (7%).

3.5.2.    **Pro Rate Contributions and Distributions**. All Excess Distributions received by Affiliated Persons shall be re-contributed pursuant to section 3.5.1 on a *pro rata* basis, based on the total amount of Excess Distributions each Affiliated Person has received. Similarly, all Excess Distributed to Final Holders pursuant to section 3.5.1 shall be distributed on a *pro rata* basis, based on the amount required for each Final Holder to receive an Investor IRR of seven percent (7%).

3.6.    **Calculations**. All calculations required by this section 3 shall be made using commercially reasonable methods, and, in the absence of fraud, its calculation shall be final and not subject to dispute.

4.    **Price**. Initially, the Class A Investor Shares shall be offered to the public for Ten Dollars ($10.00) for each Class A Investor Share. The price may be increased or decreased by the Manager based on changes in the Net Asset Value.

5.    **Manner of Offering**. Initially, the Class A Investor Shares shall be offered to the public in an offering under Tier 2 of Regulation A issued by the Securities and Exchange Commission.

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However, Class A Investor Shares may also be offered and sold publicly or privately in other offerings as determined by the Manager.

6.    **Amendment of Rights**. The Company shall not amend, alter or repeal the preferences, special rights, or other powers of the Class A Investor Shares so as to affect adversely the Class A Investor Shares vis-à-vis the Common Shares or any other series of Investor Shares, without the consent of the holders of a majority of the then-outstanding Class A Investor Shares.

7.    **Other Class**. The Company may issue one or more series of Investor Shares with rights superior to those of the Class A Investor Shares, provided that Shares of such series may not be owned by the Manager or its affiliates. Without limiting the preceding sentence, the Company may issue a series of Investor Shares whose holders have the right to receive distributions before any distributions are made to the holders of the Class A Investor Shares.

8.    **Preemptive Rights**. Holders of the Class A Investor Shares shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

DATED:  March 16, 2022


**DF MANAGER, LLC**


By:  DiversyFund, Inc., Manager


By:    /s/Alan Lewis_____
        Alan Lewis, Chief Investment Officer

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